Exhibit 99.1

Baidu Announces First Quarter 2025 Results

BEIJING, China, May 21, 2025 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with a strong Internet foundation, today announced its unaudited financial results for the first quarter ended March 31, 2025.

“Baidu Core revenue grew 7% year over year in the first quarter, driven by the accelerating momentum of AI Cloud, which surged 42% year over year. The strong performance of our AI Cloud business underscores the growing market recognition of our distinctive strength in providing full-stack AI products and solutions with a highly competitive price-performance advantage. We also achieved a pivotal milestone in our robotaxi business, as Apollo Go expanded internationally by entering Dubai and Abu Dhabi, reinforcing our commitment to bringing safe, comfortable, and affordable autonomous ride-hailing services to global markets,” said Robin Li, Co-founder and CEO of Baidu. “We are confident that our AI-first strategy positions us to remain at the forefront and to capture long-term growth opportunities in the AI era.”

“AI Cloud continued its robust growth in the first quarter, which provides solid support to our overall revenue while we accelerate the AI transformation across our mobile ecosystem,” said Junjie He, Interim CFO of Baidu. “Looking ahead, we are strongly committed to investing in AI to translate our technological strengths into sustainable long-term growth.”

First Quarter 2025 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q1 2024	Q4 2024	Q1 2025		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	31,513	34,124	32,452	4,472	3%	(5%)
Operating income	5,484	3,917	4,508	621	(18%)	15%
Operating income (non-GAAP) [2]	6,673	5,047	5,333	735	(20%)	6%
Net income to Baidu	5,448	5,192	7,717	1,063	42%	49%
Net income to Baidu (non-GAAP) [2]	7,011	6,709	6,469	891	(8%)	(4%)
Diluted earnings per ADS	14.91	14.26	21.59	2.98	45%	51%
Diluted earnings per ADS (non-GAAP) [2]	19.91	19.18	18.54	2.55	(7%)	(3%)
Adjusted EBITDA [2]	8,244	6,954	7,209	993	(13%)	4%
Adjusted EBITDA margin	26%	20%	22%	22%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB 7.2567 as of March 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

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	Baidu Core
(In millions, unaudited)	Q1 2024	Q4 2024	Q1 2025		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	23,803	27,698	25,463	3,509	7%	(8%)
Operating income	4,538	3,638	4,164	574	(8%)	14%
Operating income (non-GAAP) [2]	5,586	4,647	4,872	671	(13%)	5%
Net income to Baidu Core	5,150	5,283	7,633	1,052	48%	44%
Net income to Baidu Core (non-GAAP) [2]	6,628	6,741	6,330	872	(4%)	(6%)
Adjusted EBITDA [2]	7,118	6,516	6,712	925	(6%)	3%
Adjusted EBITDA margin	30%	24%	26%	26%

Operational Highlights

Corporate

•

Baidu released ERNIE 4.5, its first flagship foundation model with multimodal capabilities, and ERNIE X1, its first reasoning model, in March 2025. Baidu launched enhanced versions, ERNIE 4.5 Turbo and ERNIE X1 Turbo, in April, delivering improved performance at significantly lower pricing.

•	Apollo Go received Gold in the Driverless Vehicles category at the 2025 Edison Awards, recognizing it as China’s largest autonomous ride-hailing service.

•	Baidu ranked second in Asia Pacific on Fast Company’s 2025 Most Innovative Companies list, following DeepSeek, and was recognized for “deploying the world’s largest autonomous driving experiment.”

•

Baidu held China’s largest portfolio of AI-related patents and patent applications across various areas, including foundation models and AI agents, as of December 31, 2024, according to a recent report by CICS-CERT, a research institute under the Ministry of Industry and Information Technology.

•	Baidu released its annual ESG Report on April 28, 2025, which details Baidu’s latest ESG policies and sustainability initiatives (https://esg.baidu.com/Uploads/Baidu_2024_ESG_Report.pdf).

•	Baidu has returned US$445 million to shareholders since the beginning of Q1 2025, bringing the cumulative repurchase to US$2.1 billion under the 2023 share repurchase program.

AI Cloud

•

Baidu upgraded its MaaS platform, Qianfan, with an expanded model library and more comprehensive toolkits, extending support for the training and fine-tuning of multimodal and reasoning models to further facilitate AI-native application development.

•	Baidu officially released version 3.0 of its deep learning framework, PaddlePaddle, in April 2025.

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Intelligent Driving

•	Apollo Go, Baidu’s autonomous ride-hailing service, expanded into Dubai and Abu Dhabi in March 2025. In May, Apollo Go commenced open-road validation testing in Dubai.

•	Apollo Go entered into a long-term strategic partnership with CAR Inc., China’s leading auto rental service provider, in May 2025 to launch fully autonomous vehicle rental services.

•	Apollo Go obtained permission to conduct open-road testing with designated passengers in Hong Kong in April 2025.

•

Apollo Go provided over 1.4 million rides in the first quarter of 2025, up 75% year over year, underscoring the accelerating momentum of its scaled operations. As of May 2025, the cumulative rides provided to the public by Apollo Go surpassed 11 million.

Mobile Ecosystem

•	In March 2025, Baidu App’s MAUs reached 724 million, up 7% year over year.

•	Managed Page accounted for 47% of Baidu Core’s online marketing revenue in the first quarter of 2025.

First Quarter 2025 Financial Results

Total revenues were RMB32.5 billion ($4.47 billion), increasing 3% year over year.

•

Revenue from Baidu Core was RMB25.5 billion ($3.51 billion), increasing 7% year over year; online marketing revenue was RMB16.0 billion ($2.21 billion), decreasing 6% year over year, and non-online marketing revenue was RMB9.4 billion ($1.30 billion), up 40% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB7.2 billion ($990 million), decreasing 9% year over year.

Cost of revenues was RMB17.5 billion ($2.41 billion), increasing 14% year over year, primarily due to an increase in costs related to AI Cloud business and traffic acquisition costs.

Selling, general and administrative expenses were RMB5.9 billion ($815 million), increasing 10% year over year, primarily due to an increase in channel spending and promotional marketing expenses, partially offset by a decrease in personnel-related expenses.

Research and development expenses were RMB4.5 billion ($626 million), decreasing 15% year over year, primarily due to a decrease in personnel-related expenses.

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Operating income was RMB4.5 billion ($621 million). Baidu Core operating income was RMB4.2 billion ($574 million), and Baidu Core operating margin was 16%. Non-GAAP operating income was RMB5.3 billion ($735 million). Non-GAAP Baidu Core operating income was RMB4.9 billion ($671 million), and non-GAAP Baidu Core operating margin was 19%.

Total other income, net was RMB4.5 billion ($618 million), increasing 260% year over year, mainly due to an increase in fair value gain and pickup of earnings from long-term investments, partially offset by the decrease in net foreign exchange gain arising from exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expense was RMB1.2 billion ($162 million), compared to RMB883 million for the same period last year.

Net income attributable to Baidu was RMB7.7 billion ($1.06 billion), and diluted earnings per ADS was RMB21.59 ($2.98). Net income attributable to Baidu Core was RMB7.6 billion ($1.05 billion), and net margin for Baidu Core was 30%. Non-GAAP net income attributable to Baidu was RMB6.5 billion ($891 million). Non-GAAP diluted earnings per ADS was RMB18.54 ($2.55). Non-GAAP net income attributable to Baidu Core was RMB6.3 billion ($872 million), and non-GAAP net margin for Baidu Core was 25%.

Adjusted EBITDA was RMB7.2 billion ($993 million) and adjusted EBITDA margin was 22%. Adjusted EBITDA for Baidu Core was RMB6.7 billion ($925 million) and adjusted EBITDA margin for Baidu Core was 26%.

As of March 31, 2025, cash, cash equivalents, restricted cash and short-term investments were RMB142.0 billion ($19.57 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB136.7 billion ($18.84 billion). Free cash flow was negative RMB8.9 billion (negative $1.23 billion), and free cash flow excluding iQIYI was negative RMB9.2 billion (negative $1.27 billion), mainly due to an increase of investment in AI business. We define net cash position as total cash, cash equivalents, restricted cash, short-term investments, net, long-term time deposits and held-to-maturity investments, and others, less total loans, convertible senior notes, and notes payable. As of March 31, 2025, net cash position for Baidu was RMB159.0 billion.

Conference Call Information

Baidu’s management will hold an earnings conference call 8.00 AM on May 21, 2025, U.S. Eastern Time (8.00 PM on May 21, 2025, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q1 2025 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

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For pre-registration, please click: https://s1.c-conf.com/diamondpass/10046864-38s6ff.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

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Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments and exchangeable bonds, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

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Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	18,490	19,340	17,306	2,385
Others	13,023	14,784	15,146	2,087

Total revenues	31,513	34,124	32,452	4,472

Costs and expenses:
Cost of revenues(1)	15,291	18,014	17,487	2,410
Selling, general and administrative(1)	5,375	6,678	5,913	815
Research and development(1)	5,363	5,515	4,544	626

Total costs and expenses	26,029	30,207	27,944	3,851

Operating income	5,484	3,917	4,508	621
Other income:
Interest income	2,091	2,001	2,664	367
Interest expense	(766)	(643)	(801)	(110)
Foreign exchange gain (loss), net	401	1,678	(210)	(29)
Share of (losses) earnings from equity method investments	(205)	(399)	574	79
Others, net	(275)	23	2,260	311

Total other income, net	1,246	2,660	4,487	618

Income before income taxes	6,730	6,577	8,995	1,239
Income tax expense	883	1,619	1,177	162

Net income	5,847	4,958	7,818	1,077
Net income (loss) attributable to noncontrolling interests	399	(234)	101	14

Net income attributable to Baidu	5,448	5,192	7,717	1,063

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	14.97	14.41	21.86	3.01
-Diluted	14.91	14.26	21.59	2.98
Earnings per share for Class A and Class B ordinary shares:
-Basic	1.87	1.80	2.73	0.38
-Diluted	1.86	1.78	2.70	0.37
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,804	2,775	2,751	2,751
-Diluted	2,816	2,783	2,762	2,762

(1) Includes share-based compensation expenses as follows:

Cost of revenues	108	103	77	11
Selling, general and administrative	417	297	313	43
Research and development	618	685	361	50

Total share-based compensation expenses	1,143	1,085	751	104

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,832	49,202	6,780
Restricted cash	11,697	238	33
Short-term investments, net	102,608	92,567	12,756
Accounts receivable, net	10,104	11,078	1,527
Amounts due from related parties	790	743	102
Other current assets, net	18,818	22,001	3,032

Total current assets	168,849	175,829	24,230

Non-current assets:
Fixed assets, net	30,102	30,691	4,229
Licensed copyrights, net	6,930	6,487	894
Produced content, net	14,695	14,372	1,981
Intangible assets, net	772	2,588	357
Goodwill	22,586	37,637	5,187
Long-term investments, net	41,721	43,470	5,990
Long-term time deposits and held-to-maturity investments	98,535	106,212	14,636
Amounts due from related parties	137	266	37
Deferred tax assets, net	2,193	2,171	299
Operating lease right-of-use assets	10,898	11,203	1,544
Receivables related to the proposed acquisition of YY Live, net	13,547	—	—
Other non-current assets	16,815	23,056	3,176

Total non-current assets	258,931	278,153	38,330

Total assets	427,780	453,982	62,560

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,669	7,724	1,064
Accounts payable and accrued liabilities	41,443	38,770	5,342
Customer deposits and deferred revenue	14,624	13,909	1,917
Deferred income	684	611	84
Long-term loans, current portion	168	560	77
Convertible senior notes, current portion	242	2,133	294
Notes payable, current portion	8,026	7,986	1,101
Amounts due to related parties	1,794	1,683	232
Operating lease liabilities	3,303	3,488	481

Total current liabilities	80,953	76,864	10,592

Non-current liabilities:
Deferred income	231	191	26
Deferred revenue	585	665	92
Amounts due to related parties	56	51	7
Long-term loans	15,596	16,072	2,215
Notes payable	27,996	52,202	7,194
Convertible senior notes	8,351	6,775	934
Deferred tax liabilities	3,870	4,011	553
Operating lease liabilities	4,973	5,113	705
Other non-current liabilities	1,557	1,964	269

Total non-current liabilities	63,215	87,044	11,995

Total liabilities	144,168	163,908	22,587

Redeemable noncontrolling interests	9,870	10,067	1,387
Equity
Total Baidu shareholders’ equity	263,620	269,747	37,172
Noncontrolling interests	10,122	10,260	1,414

Total equity	273,742	280,007	38,586

Total liabilities, redeemable noncontrolling interests, and equity	427,780	453,982	62,560

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended March 31, 2024 (RMB)				Three months ended December 31, 2024 (RMB)					Three months ended March 31, 2025 (RMB)				Three months ended March 31, 2025 (US$)

	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	23,803	7,927	(217)	31,513	27,698	6,613	(187)		34,124	25,463	7,186	(197)	32,452	3,509	990	(27)	4,472
YOY										7%	(9%)		3%
QOQ										(8%)	9%		(5%)
Costs and expenses:
Cost of revenues (1)	9,839	5,631	(179)	15,291	13,180	4,995	(161)		18,014	12,246	5,406	(165)	17,487	1,688	745	(23)	2,410
Selling, general and administrative (1)	4,492	922	(39)	5,375	5,816	882	(20)		6,678	4,921	1,026	(34)	5,913	678	141	(4)	815
Research and development (1)	4,934	429	—	5,363	5,064	451	—		5,515	4,132	412	—	4,544	569	57	—	626

Total costs and expenses	19,265	6,982	(218)	26,029	24,060	6,328	(181)		30,207	21,299	6,844	(199)	27,944	2,935	943	(27)	3,851

YOY
Cost of revenues										24%	(4%)		14%
Selling, general and administrative										10%	11%		10%
Research and development										(16%)	(4%)		(15%)
Costs and expenses										11%	(2%)		7%
Operating income	4,538	945	1	5,484	3,638	285	(6)		3,917	4,164	342	2	4,508	574	47	—	621
YOY										(8%)	(64%)		(18%)
QOQ										14%	20%		15%
Operating margin	19%	12%		17%	13%	4%			11%	16%	5%		14%
Add: total other income (loss), net	1,508	(262)	—	1,246	3,125	(465)	—		2,660	4,602	(115)	—	4,487	634	(16)	—	618
Less: income tax expense	866	17	—	883	1,612	7	—		1,619	1,136	41	—	1,177	156	6	—	162
Less: net income (loss) attributable to NCI	30	11	358 (3)	399	(132)	2	(104	)(3)	(234)	(3)	4	100 (3)	101	—	1	13 (3)	14

Net income (loss) attributable to Baidu	5,150	655	(357)	5,448	5,283	(189)	98		5,192	7,633	182	(98)	7,717	1,052	24	(13)	1,063

YOY										48%	(72%)		42%
QOQ										44%	—		49%
Net margin	22%	8%		17%	19%	(3%)			15%	30%	3%		24%
Non-GAAP financial measures:
Operating income (non-GAAP)	5,586	1,086		6,673	4,647	406			5,047	4,872	459		5,333	671	64		735
YOY										(13%)	(58%)		(20%)
QOQ										5%	13%		6%
Operating margin (non-GAAP)	23%	14%		21%	17%	6%			15%	19%	6%		16%
Net income (loss) attributable to Baidu (non-GAAP)	6,628	844		7,011	6,741	-59			6,709	6,330	304		6,469	872	41		891
YOY										(4%)	(64%)		(8%)
QOQ										(6%)	—		(4%)
Net margin (non-GAAP)	28%	11%		22%	24%	(1%)			20%	25%	4%		20%
Adjusted EBITDA	7,118	1,125		8,244	6,516	444			6,954	6,712	495		7,209	925	68		993
YOY										(6%)	(56%)		(13%)
QOQ										3%	11%		4%
Adjusted EBITDA margin	30%	14%		26%	24%	7%			20%	26%	7%		22%

(1) Includes share-based compensation as follows:

Cost of revenues	76	32		108	74	29			103	50	27		77	7	4		11
Selling, general and administrative	353	64		417	240	57			297	257	56		313	35	8		43
Research and development	575	43		618	652	33			685	329	32		361	45	5		50

Total share-based compensation	1,004	139		1,143	966	119			1,085	636	115		751	87	17		104

(2) Relates to intersegment eliminations and adjustments
(3) Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended March 31, 2024 (RMB)			Three months ended December 31, 2024 (RMB)			Three months ended March 31, 2025 (RMB)			Three months ended March 31, 2025 (US$)
	Baidu	iQIYI	Baidu,	Baidu	iQIYI	Baidu,	Baidu	iQIYI	Baidu,	Baidu	iQIYI	Baidu,
	excl.		Inc.	excl.		Inc.	excl.		Inc.	excl.		Inc.
Net cash provided by (used in) operating activities	5,284	936	6,220	1,836	520	2,356	(6,340)	339	(6,001)	(874)	47	(827)
Net cash used in investing activities	(2,893)	(223)	(3,116)	(4,741)	(896)	(5,637)	(1,175)	(30)	(1,205)	(162)	(4)	(166)
Net cash provided by (used in) financing activities	2,126	261	2,387	(1,784)	114	(1,670)	19,639	860	20,499	2,706	119	2,825
Effect of exchange rate changes on cash, cash equivalents and restricted cash	154	15	169	582	61	643	(5)	(1)	(6)	(1)	—	(1)

Net increase (decrease) in cash, cash equivalents and restricted cash	4,671	989	5,660	(4,107)	(201)	(4,308)	12,119	1,168	13,287	1,669	162	1,831
Cash, cash equivalents and restricted cash
At beginning of period	32,293	5,281	37,574	37,106	3,791	40,897	32,999	3,590	36,589	4,547	495	5,042
At end of period	36,964	6,270	43,234	32,999	3,590	36,589	45,118	4,758	49,876	6,216	657	6,873
Net cash provided by (used in) operating activities	5,284	936	6,220	1,836	520	2,356	(6,340)	339	(6,001)	(874)	47	(827)
Less: Capital expenditures	(2,016)	(22)	(2,038)	(2,312)	(21)	(2,333)	(2,869)	(31)	(2,900)	(395)	(4)	(399)

Free cash flow	3,268	914	4,182	(476)	499	23	(9,209)	308	(8,901)	(1,269)	43	(1,226)

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended March 31, 2024 (RMB)			Three months ended December 31, 2024 (RMB)			Three months ended March 31, 2025 (RMB)			Three months ended March 31, 2025 (US$)
	Baidu	iQIYI	Baidu,	Baidu	iQIYI	Baidu,	Baidu	iQIYI	Baidu,	Baidu	iQIYI	Baidu,
	Core		Inc.	Core		Inc.	Core		Inc.	Core		Inc.
Operating income	4,538	945	5,484	3,638	285	3,917	4,164	342	4,508	574	47	621
Add: Share-based compensation expenses	1,004	139	1,143	966	119	1,085	636	115	751	87	17	104
Add: Amortization and impairment of intangible assets(1)	44	2	46	43	2	45	72	2	74	10	—	10

Operating income (non-GAAP)	5,586	1,086	6,673	4,647	406	5,047	4,872	459	5,333	671	64	735
Add: Depreciation of fixed assets	1,532	39	1,571	1,869	38	1,907	1,840	36	1,876	254	4	258

Adjusted EBITDA	7,118	1,125	8,244	6,516	444	6,954	6,712	495	7,209	925	68	993
Net income (loss) attributable to Baidu	5,150	655	5,448	5,283	(189)	5,192	7,633	182	7,717	1,052	24	1,063
Add: Share-based compensation expenses	1,003	139	1,066	965	119	1,019	635	115	687	87	16	95
Add: Amortization and impairment of intangible assets(1)	42	2	43	41	2	42	70	2	71	10	—	10
Add: Disposal (gain) loss	(458)	—	(458)	7	—	7	(91)	—	(91)	(13)	—	(13)
Add: Impairment of long-term investments	36	71	68	84	14	90	—	2	1	—	—	—
Add: Fair value loss (gain) of long-term investments and exchangeable bonds	725	(23)	714	(288)	(5)	(290)	(1,889)	(2)	(1,890)	(260)	—	(260)
Add: Reconciling items on equity method investments(2)	280	—	280	679	—	679	(66)	5	(64)	(9)	1	(9)
Add: Tax effects on non-GAAP adjustments(3)	(150)	—	(150)	(30)	—	(30)	38	—	38	5	—	5

Net income (loss) attributable to Baidu (non-GAAP)	6,628	844	7,011	6,741	(59)	6,709	6,330	304	6,469	872	41	891
Diluted earnings per ADS			14.91			14.26			21.59			2.98
Add: Accretion of the redeemable noncontrolling interests			0.55			0.55			0.57			0.08
Add: Non-GAAP adjustments to earnings per ADS			4.45			4.37			(3.62)			(0.51)

Diluted earnings per ADS (non-GAAP)			19.91			19.18			18.54			2.55

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.